EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Bank plc together with its subsidiaries (the Group) on a consolidated basis as at 30 September 2025. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Sep 2025 £m

Equity
Ordinary shareholders’ equity	35,656
Other equity instruments	4,606
Non-controlling interests	86
Total equity	40,348

Indebtedness
Subordinated liabilities	8,069
Debt securities
Debt securities in issue at amortised cost	52,201
Liabilities designated at fair value through profit or loss	4,506
Total debt securities	56,707
Total indebtedness	64,776

Total capitalisation and indebtedness	105,124
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2025, all indebtedness was unsecured except for £16.0 billion of securitisation notes and covered bonds and £1.0 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of debt securities, subordinated liabilities or other equity instruments since 30 September 2025.
There has been no material change in the information set forth in the table above since 30 September 2025.